FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: March 25, 1998

NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 26,1998                            NEWCOURT CREDIT GROUP INC.
By: John P. Stevenson
Corporate Secretary





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For immediate release

Trading Symbol:  NCT                       Contact:  John Sadler
Exchange Listings:  Toronto                          Executive Vice President
                    Montreal                         Corporate Affairs
                    New York                         (416) 594-2400


Newcourt outlines strategies for global quality growth at annual shareholders meeting

Toronto, March 25, 1998 - Following a string of business accomplishments last year coupled with impressive financial results, Newcourt Credit Group's shareholders today learned that the Company plans to go head-to-head with its global competitors in a year slated for accelerated organic expansion.

At its Annual General Meeting today in Toronto, Newcourt shareholders heard how the Company's strong financial performance last year positions it as a worldwide force in asset-based lending. Newcourt's portfolio of owned and managed assets grew 73 percent in 1997 to a record $11.4 billion. New loan originations totaled $8.9 billion, an increase of 54 percent. Operating income for the year grew by 86 percent, from $64 million in 1996 to $119 million in 1997. And, investors who held Newcourt stock at the beginning of 1997 enjoyed a return of 103 percent by the end of the year.

Beyond reporting strong financial results, Newcourt's Chief Executive Officer, Steven K. Hudson, outlined in his address how Newcourt will continue to thrive and meet expectations for quality growth. "Thanks to the Company's enhanced capabilities and the global platform we are now utilizing to serve our customers, we expect to increase our new business volumes from $18 billion in 1997 to $25 billion in 1998, an increase of 40 percent."

Mr. Hudson went on to identify four key strategies that Newcourt will employ to deliver these results.

Integration. The first strategy is to fully implement the Company's integration plan, following Newcourt's five acquisitions in 1997. Already, Newcourt has created a new comprehensive business plan to drive earnings growth and asset quality, expanded key North American relationships internationally and implemented annual cost reductions of $45 million.

Proven Business Model. "Second, we must remain focused on our proven business model of long-term vendor alliances. This starts by increasing the depth and breadth of services we bring to existing customers. With our current geographic and product scope, this is more effective and less costly than acquisitive growth." Hudson also noted that this approach targets a decrease in delivery costs while allowing the Company to capitalize on extensive industry and sector knowledge, and continue to maintain its high asset quality.



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Leverage International Capabilities.  Capitalizing on Newcourt's capability to provide customers with unparalleled global solutions, the Company will implement a third strategy - "to leverage off Newcourt's international franchise to seize domestic growth. There are other Lucent and Dells out there waiting for an alternative. It's time to take the game to our competitors."

Entrepreneurial Culture. Hudson went on to note that "the fourth strategy is to maintain and encourage one of Newcourt's most powerful competitive tools - the performance-driven entrepreneurial culture that got us to where we are today."

To best implement these strategies and seize the opportunities at hand, the Company presented its new operational structure of three businesses - each with its own president and mandate: David McKerroll is President of Newcourt Capital, the corporate finance business; Bradley Nullmeyer is President of Newcourt Financial, the commercial finance business; and Dan Jauernig is President of Newcourt Services, responsible for the Company's growth, control and support functions, in addition to being the Company's Chief Financial Officer. Each of these businesses will be branded as separate entities and will use that branding as their primary calling card throughout the world.

New Corporate Identity

In addition to the new business brands, Newcourt unveiled a new corporate identity at the meeting that will act as a new global symbol of what Newcourt is all about - a perfect balance of strategy and strength. The identity, which is comprised of the knight on a chessboard and a stylized shield, embodies the mission of the new company - to deliver strategic solutions to customers from the strength of a global leader in asset finance.

In other business, shareholders elected Takumi Shibata to the Company's Board of Directors. Shibata brings valuable international perspective and experience to the board from his position as President of Nomura
International plc, an international investment bank based in London.

The combination of Newcourt Credit Group and AT&T Capital has created one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of $31 billion and a global distribution capability in 24 countries.

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